SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 8)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))

Common Stock

(Title of Class of Securities)

30162V409

(CUSIP Numbers of Class of Securities)

Shrikant Sortur
Chief Financial Officer

Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061
(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Maurice M. Lefkort; Sean M. Ewen
Willkie Farr & Gallagher LLP

787 Seventh Avenue
New York, NY 10019

Telephone: (212) 728-8239; (212) 728-8867
Facsimile: (212) 728-9239; (212) 728-9867

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2022, by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”) as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on February 1, 2022 (“Amendment No. 1”), that certain Amendment No. 2 to Schedule TO filed with the SEC on February 7, 2022 (“Amendment No. 2”), that certain Amendment No. 3 to Schedule TO filed with the SEC on February 24, 2022 (“Amendment No. 3”), that certain Amendment No. 4 to Schedule TO filed with the SEC on February 28, 2022 (“Amendment No. 4”), that certain Amendment No. 5 to Schedule TO filed with the SEC on March 2, 2022 (“Amendment No. 5”), that certain Amendment No. 6 to Schedule TO filed with the SEC on March 3, 2022 (“Amendment No. 6”) and that certain Amendment No. 7 to Schedule TO filed with the SEC on March 4, 2022 (“Amendment No. 7”, together with the Original Schedule TO, Amendment No.  1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule TO”). This Amendment No. 8 serves to disclose the details of a Material Agreement that subsidiaries of the Company entered into on March 7, 2022. You should read this Amendment No. 8 together with the Schedule TO, the Offer to Exchange and the Offer Documents.

On March 7, 2022, Exela Intermediate LLC (the “Intermediate”) and Exela Intermediate Holdings, LLC (“Holdings”), subsidiaries of the Company, entered into that certain Revolving Loan Exchange and Prepayment Agreement (the “Exchange and Prepayment Agreement”) with and certain financial institutions (the “Revolving Lenders”) as revolving lenders under that certain First Lien Credit Agreement dated as of July 12, 2017 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the terms defined therein being used herein as therein defined) among Holdings, the Intermediate, as Borrower, the lenders party thereto from time to time and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent (in such capacity, the “Administrative Agent”).

Pursuant to the Exchange and Prepayment Agreement, the Intermediate and the Revolving Lenders agreed to exchange any and all of the aggregate principal amount of the revolving facility loans (including, for the avoidance of doubt, obligations in respect of all letters of credit) outstanding under the Credit Agreement (the “Revolving Loans”) for (i) $50.0 million in cash and (ii) $50.0 million of the Intermediate’s 11.500% First-Priority Senior Secured Notes due 2026 to be issued pursuant to the Indenture dated as of December 9, 2021 between the Intermediate and Exela Finance Inc., as issuers, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee, subject in each case to applicable proration and other terms set forth in the Exchange and Prepayment Agreement (such exchange, the “Exchange”).

Upon the closing of the Exchange, all Revolving Loans (and respective revolving facility commitments) shall be cancelled and the Intermediate’s obligation to pay any amounts due under such Revolving Loans (including on their scheduled maturity date, July 12, 2022) shall be terminated and any accrued and unpaid interest and fees on such Revolving Loans shall be paid at closing.

The consummation of the Exchange is subject to customary closing conditions, including that the closing shall occur no later than March 28, 2022.

The description of the Exchange and Prepayment Agreement is qualified in its entirety by reference to the text of the document that will be filed with the next periodic report of the Intermediate.

Items 1 through 11.

Items 1 – 11 are hereby amended and updated by the Amended and Restated Offer to Exchange, dated February 24, 2022, which is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated January 26, 2022(1)
(a)(1)(B)	Letter of Transmittal(1)
(a)(1)(C)	Notice of Guaranteed Delivery(1)
(a)(1)(D)	Letter to Broker(1)
(a)(1)(E)	Letter to Clients(1)
(a)(1)(F)	Form of Summary Advertisement, dated January 26, 2022(1)
(a)(1)(G)	Supplement No.1 to the Offer to Exchange, dated February 7, 2022(3)
(a)(1)(H)	Amended and Restated Letter of Transmittal(3)
(a)(1)(I)	Amended and Restated Offer to Exchange, dated February 24, 2022(4)

(a)(1)(J)	Second Amended and Restated Letter of Transmittal(4)
(a)(1)(K)	Third Amended and Restated Letter of Transmittal(5)
(a)(1)(L)	Notice of Guaranteed Delivery(6)
(a)(1)(M)	Certificate of Designations, Preferences, Rights and Limitations of Series B Cumulative Convertible Perpetual Preferred Stock(7)
(a)(5)(A)	Press Release issued by the Company, dated January 26, 2022(1)
(a)(6)(A)	Exela Webpage(1)
(a)(7)(A)	Form of E-mail Communication to be sent by the Company commencing January 31, 2022(2)
(a)(8)(A)	Press Release issued by the Company, dated February 7, 2022(3)
(a)(9)(A)	Updated Exela Webpage, dated February 7, 2022(3)
(a)(10)(A)	Press Release issued by the Company, dated February 24, 2022(4)
(a)(11)(A)	Updated Exela Webpage, dated February 24, 2022(4)
(a)(12)(A)	Amendment No.1 to Updated Exela Webpage, dated February 24, 2022(6)
(a)(13)(A)	Form of E-mail Communication to be sent by the Company commencing March 4, 2022(8)
107	Filing Fee Table(4)

*        Filed herewith.

(1)	Incorporated by reference from the Original Schedule TO, filed by the Company with the Securities and Exchange Commission on January 26, 2022.

(2)	Incorporated by reference from Amendment No. 1 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 1, 2022.

(3)	Incorporated by reference from Amendment No. 2 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 7, 2022.

(4)	Incorporated by reference from Amendment No. 3 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 24, 2022.

(5)	Incorporated by reference from Amendment No. 4 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 28, 2022.

(6)	Incorporated by reference from Amendment No. 5 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 2, 2022.

(7)	Incorporated by reference from Amendment No. 6 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 3, 2022.

(8)	Incorporated by reference from Amendment No. 7 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 4, 2022.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Exela Technologies, Inc.

	By:	/s/ Erik Mengwall
Name: Erik Mengwall
Title: Secretary

Date: March 7, 2022

4